

July 14, 2014

Via E-mail
J. Patrick Barley
President and Chief Executive Officer
JP Energy Partners LP
600 East Las Colinas Boulevard, Suite 2000
Irving, TX 75039

> **Re:**   **JP Energy Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-195787**

Dear Mr. Barley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. Please revise your disclosure on the prospectus cover page to quantify the amounts of any distribution shortfalls for the referenced historical periods. Also, if a shortfall is anticipated for any of the quarters in the twelve months ending June 30, 2015, please quantify the amount of the anticipated shortfall here and in your discussion of "Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015" beginning on page 65. In this regard, we note that the estimated amount of distributable cash flow for the quarter ending September 30, 2014, appears to be substantially lower than the amount for subsequent quarters. We refer you to comments 5 and 12 in our letter to you dated July 31, 2013, and your responses to those comments in your letter dated May 7, 2014.

Crude Oil Supply and Logistics, page 71

2.   We note that the 69,250 average forecasted barrels sold per day for the twelve months
        ended June 30, 2015 represents a 60% increase compared to the 43,356 average barrels
        sold per day for the three months ended March 31, 2014. Please tell us and disclose how
        you expect to increase the sales volume for the forecasted period given your recent
        strategic decision to decrease volumes due to the unfavorable pricing environment during
        the three months ended March 31, 2014. In addition, please disclose the most recent
        volumes and adjusted gross margins per barrel for periods subsequent to your most recent
        interim financial statements and update your estimated distributable cash flow for the
        twelve months ended June 30, 2015 for any material changes in expected profitability.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
98

Crude Oil Supply and Logistics, page 107

Revenues, page 107

3.   We note that your revenue decreased for the three months ended March 31, 2014
        compared to March 31, 2013 due to decreased volume resulting from unfavorable pricing
        differential. Please identify and quantify the reasons for changes in financial statement
        line items and describe the reasons the cited factors exist or arose. Please expand to
        discuss the business developments that underlie these factors. Please thoroughly review
        your disclosures and apply this comment throughout your results of operations.

Liquidity and Capital Resources, page 121

2014 Revolving Credit Facility, page 122

4.   We note the disclosure you have added concerning possible non-compliance with the
        leverage ratio covenant as of June 30, 2014, and your effort to obtain a waiver. Please
        highlight this issue earlier and more prominently in your filing. In this regard, we note
        that although the risk factor on page 39 entitled "Restrictions in our revolving credit
        facility" touches on the issue of covenant compliance, it does not discuss the particular
        situation you face with regard to possible non-compliance as of June 30, 2014.
        Remember not to include in your Risk Factors section any text which might mitigate the
        risk you present, such as any ongoing efforts to obtain a waiver.

Crude Oil Supply and Logistics, page 151

5.   We note your disclosure that while the absolute prices of crude oil significantly impact
        revenues and cost of products sold, such price levels normally do not bear a relationship
        to Adjusted EBITDA. However, we note that your adjusted gross margin per barrel was

$1.05 for the three months ended March 31, 2014; $1.53 for the pro forma twelve months ended March 31, 2014; and $1.18 for the forecasted twelve months ended June 30, 2015. Please clarify how the absolute pricing of crude oil does not impact Adjusted EBITDA given the significant differences in your historical, pro forma and projected margins.

JP Energy Partners LP Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

6.   You state pro forma adjustment (b) reflects additional depreciation expense from the date the assets were placed in service to the date you acquired Wildcat Permian Services as well as depreciation was recorded based on the fair value of the fixed assets acquired. Please clarify why the adjustment amount actually reduces depreciation expense rather than increases it.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director